Exhibit 99.1

IPA to Present at Jefferies Healthcare Conference 2023

VICTORIA, British Columbia--(BUSINESS WIRE)--May 17, 2023--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“ImmunoPrecise” or “IPA” or the “Company”) an AI-driven biotherapeutic research and technology company today announced that Dr. Jennifer Bath, the company's Chief Executive Officer and President, will present at the Jefferies Healthcare Conference on Friday June 9, 2023, at 11:00 a.m. Eastern time.

The live and archived webcast of the presentation will be accessible from the company’s website at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx. The replay of the webcast will be available for 90 days.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Contacts

Investor: investors@ipatherapeutics.com